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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

pSivida Limited

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74439M107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74439M107

Person 1
1.	(a) Names of Reporting Persons. Orbis Investment Management (Australia) Pty Limited
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization The Reporting Person is a company organised under the laws of Australia

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 37,983,297

6. Shared Voting Power n/a

7. Sole Dispositive Power 37,983,297

8. Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,983,297

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.19%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer pSivida Limited
(b)	Address of Issuer's Principal Executive Offices
Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia
Item 2.
(a)	Name of Person Filing Orbis Investment Management (Australia) Pty Limited
(b)	Address of Principal Business Office or, if none, Residence Level 2, Challis House, 4-10 Martin Place, Sydney, Australia NSW 2000
(c)	Citizenship The Reporting Person is a company organised under the laws of Australia
(d)	Title of Class of Securities Common Stock, no par value
(e)	CUSIP Number 74439M107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 37,983,297
(b)	Percent of class: 5.19%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 37,983,297
(ii) Shared power to vote or to direct the vote n/a
(iii) Sole power to dispose or to direct the disposition of 37,983,297
(iv) Shared power to dispose or to direct the disposition of n/a

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 37,983,297 shares of common stock of no par value of pSivida Limited, beneficially owned by Orbis Investment Management (Australia) Pty Limited.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
ORBIS INVESTMENT MANAGEMENT (AUSTRALIA) PTY LIMITED by
Signature
Hugh Gillespie, Director
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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